UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Filed at
Washington D. C.

Received SEC

SEP 16 2014

Washington, DC 20549

14008036

FIRST AMENDED FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Original Date Filed: September 3, 2014

Date Filed: ______________________

File No: 24-10172

RX HEALTHCARE SYSTEMS, LTD.
(exact name of issuer as specified in it's charter)

COLORADO
(state or other jurisdiction of incorporation or organization)

109 E s7th Street, Suite 4375 Cheyenne WY 82001
(307) 663-9874
(Address including zip code, and telephone number, including area code of Issuer's)
(principal executive offices)

Anthony F Wiezorek, 5305 E. Second St., Ste. 204, Long Beach, CA, 90803
(562) 433-0386
(Name, Address, including zip code and telephone number, including the code)
(of agent for service)

8090	**20-5864912**
(Primary Standard industrial Classification Code Number)	(IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a)(b) The Issuers directors and officers are as follows:

Name

Ronald S. Tucker, Director, Chief Executive Officer, Chief Financial Officer

Business	Residential
1623 Tradewinds Lane Newport Beach, CA 92660	1623 Tradewinds Lane Newport Beach, CA 92660

Leticia I. Tucker, Director, Secretary/Treasurer

Business	Residential
71623 Tradewinds Lane Newport Beach, CA 92660	1623 Tradewinds Lane Newport Beach, CA 92660

(c) There are no general partners

(d) The following are of record and beneficial owners of 5% or more of the issuer's common stock issued and outstanding at the time of filing.

EPIC Corporation., a Colorado corporation (OTC) "EPOR" a Colorado Corporation

(e) The beneficial owners of five percent or more of any class of the issuer's equity securities.

EPOR Corporation, a Colorado corporation

(f) The promoters of the issuer are:

Ronald S. Tucker

(g) Affiliates of the Issuer.

Ronald S. and Leticia I. Tucker

(h) Counsel to the Issuer with respect to the proposed offering:

Anthony F. Wiezorek
5305 E. Second St., Ste. 204
Long Beach CA 90803

(i) The underwriter with respect to the proposed offering: Not Applicable.

(j) The underwriters directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) Counsel to the underwriter: Not Applicable.

ITEM 2. **Application of Rule 262**

(a) There are no disqualifications pursuant to Rule 262 - Not applicable.

ITEM 3. **Affiliate Sales**

No part of the proposed offer involves the resale of securities nor has the Issuer had a net income from operations of the character in which the Issuer intends to engage since its formation.

ITEM 4. The Offering will be made initially in Colorado by our officers and directors.

ITEM 5. **Unregistered Securities Issued and Sold Within One Year**

(a) The following unregistered securities were issued within one year prior to filing of this Form 1-A.

(1) **Name of Issuer**: None

(2) **Title and Amount of Securities Issued:**

None

(3) **Aggregate offering price and basis of Computation:**

None

(4) The names and identities of the persons to whom the securities were issued are:

None

(b) Sales of unregistered securities.

Not Applicable.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

(1) None.

ITEM 6. **Other Present or Proposed Offerings**

None

ITEM 7. **Marketing Arrangements**

None

ITEM 8. **Relationship with Issuer of Experts Name in Offering Statements.**

Not Applicable.

ITEM 9. **Use of a Solicitation of Interest Document**

Not applicable

RX Healthcare Systems, Ltd.

CROSS REFERENCE SHEET

Item in Form 1-A		Location in Prospectus
1.	Cover Page of Offering Circular	Cover Page of Offering Circular
2.	Distribution Spread	Front Cover Page
3.	Summary Information and Risk Factors and Dilution	Summary; Risk Factors; Dilution
4.	Plan of Distribution	Plan of Distribution
5.	Use of Proceeds	Use of Proceeds
6.	Determination of Offering Price	Risk Factors; Offering Price
7.	Description of Business	Business
8.	Description of property	Business - Facilities
9.	Directors, Executive Officers and Significant Employees	Management
10.	Remuneration of Directors and Officers	Management - Compensation.
11.	Security Ownership of Certain Beneficial owners and Beneficial Ownership	Management
12.	Interest of Management and Others in Certain	Management - Transactions with Management
13.	Securities Being Offered	Description of Capital Stock

PART II

Preliminary Offering Circular dated ___________, 2014

RX HEALTHCARE SYSTEMS, LTD.

$ 500,000

20,000 INVESTMENT UNITS
100 Units Minimum Purchase

RX Healthcare Systems, Ltd.. a Colorado corporation, is a development stage company whose purpose is to design, develop, manufacture, distribute and sale healthcare products. Its temporary principal address is 109 E 17th Street, Suite 4375, Cheyenne, WY, 82001, phone number (307) 663-9874, and its accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660.

Our officers and directors are offering 20,000 Investment Units at $25 per Unit (minimum purchase of 100 Units). Each Unit consists of 100 shares of Common Stock, 100 Series A Warrants, 100 Series B Warrants, 100 Series C Warrants and 100 Series D Warrants. Each warrant of each series of warrants is to purchase 2 share of common stock. The exercise price for the Series A through D Warrants, is $0.10, $0.20, $0.30, and $0.40 per share, respectively; and their expiration dates are respectively 24, 36, 48, and 60 months after the effective date of this offering. The offering will end on or before December 31, 2014.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED THEREUNDER ARE EXEMPT FROM REGISTRATION.

	Units	Price to Public[1]	Commissions[2]	Company Proceeds[3]
Per Unit	1	$25	$ 2.50	$ 22.50
Maximum	20,000	$500,000	$50,000[4]	$ 450,000

1 The securities are offered for cash and/or non-cash consideration, and may be sold to officers, directors and/or affiliates of the company.

2 The offering is being made by our Officers & Directors for which they will receive no remuneration . A commission of 10% may be paid to members of the National Association of Securities Dealers, Inc. ("NASD") for cash sales made by member broker-dealers. A three percent (3%) Due Diligence fee may be paid to selected NASD members in their capacity as Selling Agents.

3 Before deducting the Company's registration and distribution expenses estimated at $50,000.

Approximate Offering Commencement Date:___________, 2014.

SUMMARY

The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Prospectus.

Company

We are a development stage company that designs, develops, manufactures, distributes and sells healthcare products.

Report To Investors

The Company will furnish annual reports to its shareholders which may include audited or un-audited annual financial statements. The Company will prepare un-audited quarterly financial statements and periodic progress reports to shareholders upon request. The Company is not a reporting company under the Exchange Act of 1934, as amended. The Company's Common Stock is not currently listed on any quotation service.

The Offering

Terms	This is a best efforts offering under Sections 3(b) of the Securities Act of 1933, as amended, (the "ACT"), being made by our officers, directors for which they will not otherwise be compensated by commissions, fees, or otherwise. Interested Broker Dealers, Members of the National Association of Securities Dealers Inc. ("NASD") may enter into a selling agreement for which we anticipate paying a cash commission of 10% of the aggregate sale and providing the NASD firm unaccountable expenses, as provided by the NASD Rules. Units may be sold to officers, directors and/or affiliates of the company.
Time Period	The Units are being offered until sold or December 31, 2014, the first to occur.
Price	Twenty-five dollars ($25.00) per Unit for a total of 20,000 Units for an aggregate of $500,000, represented by cash or non-cash consideration, solely determined in value by Management in its best business judgment.
Non-cash Consideration	The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. It includes the cancellation of indebtedness for debts validly incurred for money loaned, advanced, or incurred on behalf of the Company. The board of directors, besides cancellation of indebtedness, will consider other non-cash consideration from independent third parties. At the current time no non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the members of the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable period of time, or, in the absence of sales, on the fair value as determined by an accepted standard and be reasonable at the time made.
Units	Each Unit consists of 100 shares of Common Stock together with 100 Series A Warrants, 100 Series B Warrants, 100 Series C Warrants, and 100 Series D Warrants. Each warrant in each series can be exercised into two shares of common stock. The exercise price for the Warrants is $.10, $.20, $.30 and $.40 per share, respectively (cash or non-cash consideration). The expiration dates are 24, 36, 48 and 60 months, respectively from effective date (the "Expiration Dates"), unless the Expiration Dates are extended by the Company. See OFFERING AND DISTRIBUTION
Common Stock – Before Offering	35,500,000 .
Common Stock – After Offering	37,500,000 shares, excluding the exercise of the Series A through Series D Warrants.
Estimated Value of Offering	$500,000 upon the sale of 100% of the Units (before the exercise of the Series A through Series D Warrants. With the exercise of the Series A through D warrants the total value would be $2,500,000.

Use of Proceeds	Extinguish indebtedness incurred, providing working capital and for the payment of operating expenses.
Dividends	We do not currently anticipate paying cash or stock dividends.
Risk Factors	Our securities involve a high degree of risk, substantial and immediate dilution.
Stock Pricing	The offering price of our securities has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated).
Market for Common Stock	There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained.
Certain Relationships	Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers, directors and shareholders of the Company are also officers, directors, and majority shareholders of EPIC Corporation, the parent of the Company.

RISK FACTORS

In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.

Limited Operating History

In order to commence operations, our business has limited operating history. We will be dependent upon the experience and expertise of its directors, officers and advisors to administer its day-to-day operations. We believe that our Board of Directors and advisors possess the expertise necessary to engage in its business segments. See MANAGEMENT AND MANAGEMENT OF BUSINESS.

Capital Requirement

In order to commence operations, we must raise substantial capital, and there is no assurance the Company will be able to raise that capital from this offering. If sufficient capital is not raised, we will continue to develop healthcare or medical products to the extent our capital will allow.

Lack of Experience

The two officers and directors of the Company have experience in starting up and operating businesses, including development and construction, however, they have no experience in operating a business in the market segments which is planned for the Company.

Lack of Revenues

We are a development stage and have generated limited revenues since its incorporation and there is no assurance that we may generate significant revenues within the next 12 months. See "HISTORY AND BUSINESS – Managements Discussion of Business" and "HISTORY AND BUSINESS – Plan of Operation"

License Requirements

The company has acquired an exclusive license for North America to use ***AcuFAB***® spacer fabric, a design patented fabric (Reg. No: 29438742) to be used to produce a variety of healthcare products that can be used in multiple market segments.

Government Regulation

The products the Company plans to sell are not subject to any government regulation

Non-Cash Consideration

We can sell all or part of the Units of this offering for non-cash consideration. See "SUMMARY – Non-cash Consideration" If Units are sold for non-cash consideration, it could have a negative effect on the operations of the company. Management believes it has limited non-cash consideration that can support the company's operations, including but not limited to services of independent contractors.

Capital Requirement

In the conduct of our business, we must raise substantial capital, and there is no assurance the Company will be able to raise that capital from this offering of Units or the exercise of the Warrants. If sufficient capital is not raised, we will continue to develop the company to the extent our capital will allow.

Need for Additional Financing

The proceeds of this offering are more than sufficient to satisfy our capital requirements for the next 12 months and beyond. However there is no assurance that opportunities, or changes in our operations will not result in the expenditure of such resources in the near future. Thereafter, we expect that it will require additional capital. There can be no assurance that additional capital will be available on terms favorable to us, if at all. To the extent that additional capital is raised through the sale of the Warrants and additional equity, the issuance of such securities could result in dilution to our shareholders. See "USE OF PROCEEDS," "CAPITALIZATION" and "DELUTION"

Conflicts of Interest - General

We are at this time subject to possible conflicts of interest arising from its relationship and the relationship of its officers and directors with organizations which may be affiliates.

In order to resolve conflicts of interest on issues involving the Company and its affiliates, the issues between the Company's officers and directors, and/or affiliates, will be determined, after full disclosure, by a good faith vote of disinterested members of the Company's board of directors or shareholders; or that the issue was fair, just and reasonable as to the Company at the time it was authorized, approved or ratified by the Company's board of directors

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

Limitations on Transferability and No Market for Securities

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, or any of the Series of Warrants to be issued by the Company. As a result, purchasers of Units may not be able to liquidate their investments in the event of an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment. Stock purchased and issued to and owned by officers, directors and affiliates are control shares and will be restricted. State law may also restrict transferability.

Competition

We will compete with other larger companies with greater financial resources than the Company which are licensed by one or more states.

Arbitrary Determination of Offering Price

The initial public offering price of the Units have been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, evaluation of prospective products, the prospects of the industry in which the Company is engaged, and sales and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all.

In determining the offering price, we considered our desire to (i) conduct the Offering in a manner that will achieve the widest distribution of the Common stock, (ii) provide liquidity in the Common Stock subsequent to the Offering, (iii) and comply with the minimum per share requirement of NASD. See "PLAN OF DISTRIBUTION - Stock Pricing and Number of Units to be issued".

Dilution

Investors in this Offering will experience immediate and substantial dilution in that the net tangible book value per share, after the offering the value of the Common Stock after the offering will be substantially less than the offering price per share. SEE "DILUTION"

Lack of Cash Dividends

We have not paid any dividends on our Common Stock since our inception and do not intend to pay any cash dividends in the foreseeable future. We have however, in the past declared a 4 for 1 stock dividend. We may in the future enter into financing arrangements that limit or prohibit the declaration or payment of any dividends.

Control by existing stockholder

EPIC Corporation now and after the Offering, will own a controlling interest. Accordingly, It would be able to elect a majority of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. See "BENEFICIAL OWNERSHIP"

No Escrow for Funds

There will be no escrow of subscription funds received from the offering. The offering will close on or before December 31, 2014, or when all the Units have been sold. There is no minimum amount of Units required to be sold in our offering.

Direct Participation Offering

This Offering is being made on a "direct participation" basis by our officers and directors and it may use selected broker-dealers to sell the Units offered herein. See "PLAN OF DISTRIBUTION". Furthermore, we have reserved the right to close the offering prior to the sale of the 20,000 Units. There can be no assurance that all the Units will be sold. If the Offering is closed at less then all Units, there will be substantially less additional working capital available to us. The net cash proceeds from the sale of the Units if the maximum number of Units are sold and no commissions are paid will be approximately $425,000. However such amount may be reduced because of non-cash consideration given to purchase the Units. See "USE OF PROCEEDS"

Possible Effect of "Penny Stock" Rules on Liquidity

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a "penny stock" to be any security not listed on an exchange or not authorized for quotation on the Nasdaq Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the Nasdaq Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

Directors Able to Issue Blank Check Preferred Stock

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company. At the current time the Company and its board of directors have no plans or intentions of issuing any preferred stock.

Change in Market Conditions and Securities Regulation

The stock market conditions may change and the Securities Exchange Commission and the State Regulators may change the regulations in a manner that makes it unfeasible to arrange for public offerings.

Sales to Officers, Directors and Affiliates

We reserve the right to sell one or more Units to our officers, directors and affiliates.

INVESTMENT CONSIDERATIONS

This Prospectus contains certain Forward-Looking Statements within the meaning of Section 27A of the Securities Act of 1933. When used herein, the words *"anticipate," "feel," "believe," "estimate," "expect," "Plan,"* and *"intend"* and similar expressions, reflect the current view of Management concerning future events and are subject to substantial risks and uncertainties.

HISTORY AND BUSINESS

We were incorporated in the State of Colorado on March 29, 2006 and are a majority owned subsidiary of EPIC Corporation (OTC: EPOR) ("EPIC") which is a record and beneficial owner of 30,500,000 shares of our common stock representing 86% of the issued and outstanding securities. The Company since its inception and to the present has been a development stage company. Its business activity has been in the development of healthcare products.

The executive offices are located at 109 E 17th Street,, Suite 4375, Cheyenne, WY, 82001, telephone (307) 663-9874. The accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660, telephone (949) 548-7005.

The Company was incorporated by R Tucker & Associates, Inc., and January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock which was paid $10,000 in cash. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company prepared and filed an Offering Statement under Regulation A or the Securities Act of 1933, as amended ("Act"), which became effective in August 2007. Pursuant to the Offering Circular we issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of a License Fee of $130,000; 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs in the amount of $50,000; and 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash. The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

Management's Discussion of Business and Plan of Operation

Between January 2007 and September 2009, the Company in conjunction with Tensleep Technologies, Inc., an affiliate of the Company, were commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition in fee and interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for a period of five years, for which Holdings will pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC is unable to raise $2,000,000 to be invested in Holdings. EPIC, in October 2009, assigned the Consulting Agreement to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of the holding company being formed by EPIC for Holdings. EPIC had until September 30, 2010, to raise the capital; at which time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 investment provided in the Consulting Agreement, and to raise the $2,000,000 purchase price for the interest in Master.

In July 2010, EPIC was presented an opportunity to import and sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which was receive in November 2010. It was determined that the cost of importing the product was to high and it would be necessary to find a US provider of the fabric, but none was found.

In 2011, a major textile mill started to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run. EPIC and the Company through 2012 and 2013, made several healthcare products distribute them to potential users of from many of the users obtained testimonials. During this time EPIC was also conducting product and market research.

Primary Objective

We are a development stage company that for approximately 3 years has been learning more about the *AcuFAB®* space fabric, the products that can be made from it and the market segments where the products can be sold. We have developed and are implementing a 12 month plan to develop distribution and sales of our healthcare products.

Market

During the last 3 years we have identified several market segments: medical (wound care, prevention of pressure sores), home healthcare (pressure overlay surfaces and shoe inserts) and consumer healthcare products (sleep surfaces, footware). These are substantial, existing market segments in which we are starting to make in roads with a unique product base. Our problem has been and continues to be our lack of experience in these fields with our type of products.

Research & Development, Environment

We will be continuing to engage is product development and market research in the next 12 months at minimal cost and expense. Our operations will have no effect on the environment which would require us to comply with any environmental laws.

Government Regulation

We are not and do not plan to conduct any business that would require government regulation.

Employees & Labor Relations

The Company has one full time and one part time employee and is not subject to any labor contracts.

Material Shortages

We do not anticipate that the yarn that is used to make our patented design fabric will be subject to material shortages.

Cyclicality

We do not anticipate that the commercial and consumer markets will be subject to major cyclical variations.

Competition

The business in which we plan to engage is highly competitive, and is compose of may companies which are well financed and have a performance history.

Facilities

We are currently sharing offices with an affiliate company at no cost.

USE OF PROCEEDS

Based on a public offering price of $25.00 per Unit for the 20,000 Units, we will receive $500,000 if the maximum number Units are sold and the sales are all made by our management and none by NASD broker dealers (who could receive a ten percent (10%) commission on sales made by them).

The following table illustrates the allocation of proceeds from the offering if 50%, 100% and the maximum number of Units are sold:

	Assuming	
	Sales of 10,000 Units	Sales of 20,000 Units
Total Offering	$250,000	$500,000
Offering Expenses	50,000	50,000
Working Capital	200,000	450,000
Total	$250,000	$500,000

Funds to be used for working capital purposes may be utilized for deposits; payment of indebtedness, if any; services; salaries; business assets, equipment and furniture, and general and administrative expenses, including but not limited to marketing, and advertising. If less than 50% of the Units are sold the estimated offering expenses, including but not limited to legal and accounting are to be paid first with the proceeds received. When they are paid the balance of any funds will be used for working capital. If the cash proceeds of the offering are not sufficient to pay for the estimated expenses of the offering, then securities of the offering will be used to cancel that indebtedness. The intention of the directors is that any non-cash consideration should enhance the business plans of the Company, not impact the application of proceeds in achieving those plans. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade, short-term securities in accordance with Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Units through repayment of or cancellation of indebtedness.

CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of June 30, 2014, and (ii) as adjusted to reflect the sale by the Company of a maximum 20,000 Units at an assumed initial public offering price of Ten Dollars ($25.00) per Unit and the application of the estimated net proceeds there from and further assumes that the Series A through Series D have been exercised. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Offering Circular.

	June 30, 2014			
		Adjusted[1]		
	Actual	50% Units Sold	75% Units Sold	100% Units Sold
Debt	$1,210,000	$1,210,000	$1,210,000	$1,210,000
Shareholders' equity (deficit)				
Common Stock, $0.01 state value, 150,000,000 shares authorized, 35,500,000 shares outstanding before and after the offering with 50, 75 and 100% of the offering being sold	355,000	365,000	370,000	375,000
Series A Warrants @ $0.10	0	20,000	30,000	40,000
Series B Warrants @ $0.20	0	20,000	30,000	40,000
Series C Warrants @ $0.30	0	20,000	30,000	40,000
Series D Warrants @ $0.40	0	20,000	30,000	40,000
Additional Paid-In Capital	340,328	2,525,000	3,650,000	4,775,000
Retained earnings	(403,067)	(403,067)	(403,067)	(403,067)
Current Net Income (Loss)	(43,740)	(43,740)	(43,740)	(43,740)
Total Shareholders' Equity	248,531	2,523,193	3,693,193	4,863,193
Total Capitalization	$1,458,531	3,733,193	4,903,193	6,073,193

1 The total number of shares issued and outstanding before adjustment was 35,500,000 and after adjustment for Series A through Series D Warrants and options was 53,500,000.

DILUTION

The net tangible book value of the Company at June 30, 2014 was $248,531, or $0.007 per share of Common Stock, before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales by the Company of the 20,000 Units offered hereby at an assumed public offering price of $25 per Unit or $0.25 per share, the pro forma net tangible book value after the offering, but before the exercise of all warrants would be $748,521 or $0.02 per share. This represents an immediate increase in net tangible book vale of $0.013 per share to existing stockholders and a decrease of $0.23 per share to the purchasers of the units. With the exercise of the Series A through D Warrants the net tangible book value would have been $4,863,193 or $0.091 per share. This represents an increase in net tangible book value of $0.084 per share to existing stockholders and an increase of $0.071 per share for purchasers of the units. The following table illustrates the per share dilution:

	Offering
Assumed initial public offering price per share	$0.25
Net tangible book value before offering	0.007
Increased book value per share attributable to new investor	0.013
Pro forma net tangible book value after offering	0.02
Net tangible book value dilution to new investors	0.23
Increased book value per share attributable to Warrants	0.084
Net Tangible book value per share after exercise of Warrants etc.	$0.091

The following table sets forth, on a pro forma basis as of June 30, 2014, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Series A through Series D Warrants to Common Stock), the total consideration and the average price per share paid by the existing holders of Common Stock, and the price to be paid by the new investors (assuming an initial public offering price of $.25 per Unit which is allocated to the share of common stock within the Unit before deducting the underwriting discounts and commissions and estimated offering expenses).

	Shares Purchased		Total Consideration Paid		Average Price
	Number	Percent	Amount	Percent	per share
Existing Shareholders	35,500,000	95%	695,328	58.17%	$0.02
New Investors	2,000,000	5%	500,000	41.83%	$ 0.25
Total	37,500,000	100%	1,195,328	100%	

MANAGEMENT

The directors and executive officers of the Company are set forth below.

Name	Position
Ronald S. Tucker	Director, Chairman, Chief Executive Officer, President and Chief Financial Officer
Leticia I. Tucker	Director, Secretary/Treasurer

Ronald S. Tucker, 75, since 2000 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with EPIC Corporation (OTC:EPOR) formerly Tensleep Corporation (OTC:TENS) since 1997. Mr. Tucker was also the founder and former officer and director of Tensleep Technologies, Inc. (OTC:TNSP), which is now Commodore International, Inc. (OTC:CDRL). Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 72, is a Director and is the Secretary/Treasurer of the Company and EPIC Corporation and, off and on, has been since their founding. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

Compensation

Our officers and directors, during this time, in order to conserve capital, have agreed to work for little or no compensation but reimbursement of business expenses, out of pocket costs and limited consulting fees. At the end of the Company's fiscal year the Board of Directors may establish a bonus for the officers in consideration for their services during this time. Then at a time when the Board deems appropriate, the Company will enter into employment agreements with the officers and establish compensation for the directors.

Employment Agreements

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2015.

Limitation of Liability and Indemnification

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

In addition, our Articles of Incorporation provide that, pursuant to Colorado law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

BENEFICIAL OWNERSHIP

As of June 30, 2014, we had 35,500,000 shares of its Common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds or record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors of the Company Individually, and as a group. The Shareholders listed below have sole voting and investment power.

Ownership

Name	Number of Shares	Percent of Outstanding
EPIC Corporaiton[1]	30,500,000	96.8%
Officers and Directors as a group	1,000,000	3.2%
Total Issued and Outstanding	31,500,000	100%

Directors & Officers

Name	Number of Shares	Percent of Outstanding
Ronald S Tucker[1]	1,000,000	2.8%
Leticia I Tucker[1]	1,000,000	2.8%
All Directors & Officers As a Group	1,000,000	2.8%

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 150,000,000 authorized shares of common stock, with no par value per share ("Common Stock") and 10,000,000 authorized shares of preferred stock.

Common Stock

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. All of the outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be outstanding after this offering will be fully paid and non-assessable. The holders of shares of Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefore. See "Dividend Policy". Subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

Preferred Stock

The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividend, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board shall establish.

The board of directors has authorized 8,000,000 shares of a Series A 5% Convertible Preferred Stock, but at this time no shares have been issued and are not outstanding.

The Transfer Agent and Registrar for the Common Stock will be Corporate Stock Transfer , located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, provided all the Units are sold the Company will have outstanding 7,000,000 shares of its Common Stock, before the exercise of any warrants. All Common Stock offered hereby and the underlying 16,000,000 shares for the Series A through Series D Warrants will be freely transferable without further restriction or registration under federal securities law with the exception of any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act"). All restricted shares of Common Stock held by existing shareholders may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144.

In general, the safe harbor provided under Rule 144, as currently in effect, depends on whether or not the issuer of the securities was for 90 days immediately before a sale of a restricted security, subject to the reporting requirements of section 13 and 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") ("Reporting Company"), and whether or not the person selling the securities is an affiliate of the issuer, or within the last 90 days was an affiliate, or sells the securities for the account of an affiliate, or sells for the account of a person who was an affiliate for 90 days immediately before the sale ("Affiliate").

If the issuer is a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account shall not be considered an underwriter of those securities within the meaning of section 2(a)(11) of the Act ("Statutory Underwriter") if there is adequate current public information available with respect to the issuer of the securities[1], and a minimum of six months has elapsed since the acquisition date and any resale of such securities by the acquirer or any subsequent holder of those securities[2]; however, Rule 144(c)(1) will not apply if the seller in not an Affiliate and a period of one year has elapsed since the acquisition from the issuer or an affiliate and the resale of the securities[3].

If the issuer is not a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account, he shall not be considered a Statutory Underwriter if a minimum of one year has elapsed since the date of the acquisition of the securities and the date of the resale of the securities[4].

Whether or not the issuer is a Reporting Company, and affiliate or any person who was an affiliate at any time during the 90 days immediately before the sale of restricted securities, or person who sells restricted or any other securities for the account of an affiliate or for the account of a person who was an an affiliate at any time during the 90 days immediately before the sale, shall be deemed not to be a Statutory Underwriter of those securities if[5]:

- there is adequate current public information available about the issuer[6];
- if the issuer is a Reporting Company, a minimum of six months must elapse between the purchase date and the resale date by the acquirer or the subsequent holder of the securities[7], or
- if the issuer is not a Reporting Company, a minimum of one year must elapse between the purchase date and the resale date[8];
- if the securities sold for the account of an Affiliate whether or not those securities are restricted, the amount of securities sold, together with all sales of securities of the same class for the preceding three months are not to exceed, in general, the greater of one percent of the shares outstanding, the average weekly reported volume of trading in such securities on all national securities exchanges during four calendar week before a notice of sale, order given to a broker or the date of execution with a market maker[9];

---

1 Rule 144(c)(1)
2 Rule 144(d)(1)(i)
3 Rule 144(b)(1)(i)
4 Rule 144(b)(1)(ii)
5 Rule 144(b)(2)
6 Rule 144(c)(1)
7 Rule 144(d)(1)(i)
8 Rule 144(d)(1)(ii)
9 Rule 144(e)(1)

- The securities are sold through a brokers' transaction or a transaction directly with a market maker[10],
- The seller does not solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction, or make an payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities[11];
- the brokers' transaction does no more than execute the order or orders to sell as agent for the person whose account the securities are sold, only receives customary broker's commission, and neither solicits nor arranges for the solicitation of customers' orders to buy the securities in anticipation of or in connection with the transaction[12]; and
- The seller must have a bona fide intention to sell the securities with in a reasonable time after filing Form 144 concurrently with either the placing with a broker or an order to execute a sale with a market maker of a sale if the securities to be sold during any three months exceeds 5,000 shares or has an aggregate sale price in excess of $50,000[13].

Prior to this offering, there has been no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock are entitled to any registration rights. See "Plan of Distribution - Marketing Arrangements".

PLAN OF DISTRIBUTION

Offering of Units

The Offering will expire at 5:00 p.m. Denver, Colorado time, on December 31, 2014 (the "Expiration Date"). **The Company reserves the right to terminate the Offering prior to the Expiration Date.**

The minimum purchase amount in this offering is 100 Units. All purchases will be subject to such minimum and all other terms and conditions, including the right of the Company, in its sole discretion, to reject any subscriptions for Units in whole or in part. **The purchase limitations described above are subject to increase or decrease at the sole discretion of the Company.** Factors the Company may consider in increasing or decreasing the purchase limitations include, among other things, (i) changes in market conditions, (ii) an over subscription of shares or (iii) the failure to sell a minimum number of shares. Subscribers will be notified by mail in the event of an increase in the purchase limitations. In the event of a decrease in the purchase limitations, subscribers will be notified, to the extent their orders are affected, at the time they receive final confirmation of their orders.

The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. Non-cash consideration includes but is not limited to the cancellation of indebtedness for debts validly incurred for money loaned, advanced, or incurred on behalf of the Company. At the current time no non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable period of time, or, in the absence of sales, on the fair value as determined by an accepted standard and be reasonable at the time made.

Officers of the Company will be available to answer questions about the Offering and may also hold informational meetings with interested persons. Such officers and directors will not be permitted to make statements about the Company unless such information is also set forth in the Offering Circular, nor will they render investment advice. All purchasers of the units offered hereby will be instructed to send payment directly to the Company. See " - Method of Payment for Subscriptions".

The Series A through D Warrants acquired in the Offering will be freely transferable, except as described in the section entitled "Shares Eligible For Future Sale". In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased in accordance with this Offering and to certain reporting requirements upon purchase of such securities.

---

[10] Rule 144(f)(1)
[11] Rule 144(f)(2)
[12] Rule 144(g)
[13] Rule 144(h)

The Units are being offered on a direct participation basis by the Company when, as and if issued. The Units are offered subject to: (1) prior sale, receipt and acceptance by the Company; (2) to withdrawal, cancellation or modification without notice; and (3) certain other conditions. The Certificates representing the Shares will be delivered by the Company's transfer agent. The Company reserves the right to reject orders in whole or in part. No escrow, trust or similar arrangement is being provided in the sale of these securities, except that all funds will initially be deposited in a clearing account. The funds will only be deposited to the Company's general account when the Company has accepted the subscription and directed the Transfer agent to issue and delivered the stock and warrant certificate or certificates to the purchaser. The Company may agree to issue to persons who introduced potential investors a "finders' fee" in an amount up to 10% of the price of each Unit purchased by the investor. The Company has agreed to indemnify its directors, officers, employees and will agree to indemnify participating broker dealers against civil liabilities, including liabilities under the Securities Act of 1933 (the "Act"). **The Company may sell Units to the officers, directors and affiliates of the Company.**

If the Company makes any arrangements with a broker-dealer subsequent to qualification, the Company will file a post-qualification amendment to the offering statement identifying the broker-dealer, providing all necessary information, revising the offering circular, and filing the underwriting agreement or selected dealer agreement as an exhibit to the offering statement. In this regard, the broker-dealer would be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Prior to the involvement of any broker-dealer in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Financing Department.

Marketing Arrangements

The Company may retain a selected broker-dealer registered with the SEC and a member of the NASD, to consult with and advise the Company and to assist in the distribution of shares in the Offering on a direct participation basis. The broker/dealer will have no obligation to take or purchase any Common Stock. The broker/dealer will assist the Company in the Offering as follows: 1) in conducting informational meetings for subscribers and other potential purchasers, 2) in keeping records of all stock subscriptions, and 3) in organizing and staffing with agents in the Units Sales Center. For such services, the broker/dealer may be paid a financial advisory fee (which is included in the estimated costs and expenses) and will be paid a sales fee equal to 10% of the aggregate Purchase Price of the Units sold in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In the event the Company and a selected selling agent agree to employ a broker assisted marketing program, the selling agent shall receive commissions equal to 10% (9% of which shall be sales commission to the broker) of the aggregate Purchase Price of any units purchased in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In addition to its sales commission, the selling agent may also receive a 2.5% non-accountable expense allowance (which, as mentioned previously, includes the financial advisory fee relating to the sale of the units hereby).

Questions of prospective purchasers will be directed to officers and directors of the Company or the selling agent.

Unit Pricing and Number of Units to be Issued

Prior to this Offering, there has been no public market for the Company's Common Stock and therefore no public market price. The public offering price for the Units will be $25 per unit as determined by the Company. Among the factors considered in determining the public offering price were certain financial and operating information of the Company, the future prospects of the Company and its industry in general and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The Company also considered the Company's desire to (i) conduct the Offering in a manner to achieve the widest distribution of the Units, and (ii) promote liquidity in the Common Stock subsequent to the Offering.

Payment for Subscriptions

Subscribers must, before the Expiration Date, return an original stock order form and certification to the Company, properly completed, together with cash, checks or money orders in an amount equal to the Purchase Price multiplied by the number of units for which subscription is made. Subscriptions which are returned by mail must be received by the Company by the Expiration Date. The Company will immediately deposit all funds in its regular account. Subscriptions which are not received by the Expiration Date or are not in compliance with the order form instructions may be deemed void by the Company. The Company has the right to waive or permit correction of incomplete or improperly executed order forms prior to the Expiration Date, but does not represent that it will do so.

In addition to the foregoing, if a selected dealer arrangement is utilized, as described above, a subscriber may pay for his units with funds held by or deposited with a selected dealer. If a stock order form and certification are executed and forwarded to the selected dealer of if the selected dealer is authorized to execute the order form and certification on behalf of a subscriber, the selected dealer is required to promptly forward the order form, certification and funds to the Company on or before noon, Denver, Colorado time on the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for Units. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and certifications and forward them to their selected dealer or authorize the selected dealer to execute such forms. With the exception of "non-customer carrying broker-dealers", the selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the fifth business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon, Denver, Colorado time, on the next business day following the debit date will promptly send the order forms, certifications and funds to the Company.

Market for Common Stock

As of June 30, 2014, there were 35,500,000 outstanding shares of Common Stock.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

ADDITIONAL INFORMATION

We are not currently a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") a Form 1-A under the Act, with respect to the securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to this offering and the Company, reference is made to such Offering Statement and related exhibits.

Statements made in this Offering Circular with respect to the contents of any contract, agreement or other document filed as an exhibit to the Offering Statement are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statement and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

SHAREHOLDERS' REPORTS

The Company intends to furnish to its shareholders annual reports containing audited or un-audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing un-audited financial information and such other interim reports as it may from time to time deem appropriate.

STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable. Investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules.

RX HEALTH CARE SYSTEMS, LTD.

FINANCIAL STATEMENTS

For Years Ending

September 30, 2013 and 2012

(From inception March 29, 2006)

RX HEALTHCARE SYSTEMS, LTD.
BALANCE SHEETS
As Of
September 30, 2013 and 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash	$ 50	$ 10,325
Inventory	-	-
Total Current Assets	50	10,325
OTHER ASSETS		
Investments	621,328	621,328
License	1,000,000	-
Total Other Assets	1,621,328	621,328
TOTAL ASSETS	$ 1,621,378	$ 631,653

LIABILITIES AND STOCKHOLDERS EQUITY

	2013	2012
CURRENT LIABILITIES		
Accounts Payable	$ 0	$ 0
Accrued Interest	117,607	92,625
Loans Payable (Note 6)	1,500	1,500
Total Current Liabilities	119,107	94,125
LONG TERM LIABILITIES		
Loans Payable – Convertible Notes (Not 6)	1,210,000	210,000
TOTAL LIABILITIES	1,329,107	304,125
SHAREHOLDERS EQUITY		
Preferred Stock, $1 stated value 8,000,000 shares authorized 0 Series A 5% Convertible Preferred shares issued and outstanding	-	-
Common Stock, $0.01 stated value, 150,000,000 shares Authorized, 35,500,000 and 35,500,000 shares issued outstanding as of September 30, 2013 and 2012	355,000	355,000
Additional Paid In Capital	340,328	340,328
Accumulated Deficit	(367,801)	(342,894)
Net Income (Loss)	(35,256)	(24,906)
TOTAL SHAREHOLDERS EQUITY	292,271	327,528
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,621,378	$ 631,653

RX HEALTHCARE SYSTEMS, LTD., AND SUBSIDIARIES

STATEMENTS OF OPERATIONS
For Years Ending
September 30, 2013 and 2012

	2013	2012	From Inception
REVENUES			
Product Sales	$ 9,582	$ 30,953	$ 49,493
Consulting Services			1,250
COST OF GOODS SOLD			
Cost of Products	4,673	16,486	27,459
Total Cost of Goods Sold	4,673	16,486	27,459
GROSS PROFIT	4,910	14,466	23,284
EXPENSES			
Advertising	3,909	14,784	27,652
Consulting Services	-	-	69,000
Insurance	747	502	1,249
Miscellaneous	737	524	5,366
Organizational Expense	-	-	50,000
Outside Services	1,898	750	2,648
Utilities	-	187	187
Total Expenses	7,291	16,747	156,102
TOTAL OPERATING PROFIT (LOSS)	(2,381)	(2,281)	(132,817)
OTHER INCOME/(EXPENSES)			
Interest Expense	(32,875)	(22,625)	(140,239)
Gain on equity sale	-	-	(130,000)
Total Other Income/Expenses	(32,875)	(22,625)	(270,239)
NET PROFIT/LOSS	$ (35,256)	$ (24,906)	$ (403,057)

See Accompanying Notes

RX HEALTHCARE SYSTEMS LTD.

STATEMENT OF STOCKHOLDERS EQUITY
From September 30, 2008 to
09/30/12

	Date	Number of Common Shares	Consideration	Common stock	Paid-In capital	Accumulated Profit (Deficit)	Total
Balance at October 1, 2006		$ -		$ -	$ -	$ -	$ -
Section 4(2) Private Placement	Jan 16, 2007	1,000,000	Cash	10,000	-	-	10,000
Qualified Shares Reg A	Aug 5, 2007	520,000	Non-Cash	5,200	124,800	-	130,000
Qualified Shares Reg A	Aug 5, 2007	200,000	Non-Cash	2,000	48,000	-	50,000
Qualified Shares Reg A	Sep 20, 2007	280.000	Cash	2,800	67,200	-	70,000
Section 4(2) Private Placement	Sep 20, 2007	1,000,000	Non-Cash	10,000	14,000	-	24,000
Share redeemed by Corp	Sep 30, 2009	-1,000,000	Non-Cash	-10,000	(190,000)	-	-200,000
Section 4(2) Private Placement	Sep 30, 2009	5,100,000	Non-Cash	51,000	283,550	-	334,550
Section 4(2) Private Placement	Sep 30, 2009		Non-Cash	-	286778	-	286,778
No sale 4:1 Stock Dividend	Oct 1, 2010	28,400,000	Non-Cash	284,000	(284,000)	-	-
Loss from inception 9/30/2011		-		-	-	(342,894)	(342,894)
Balance at 9/30/2011		35,500,000		355,000	350,328	(342,894)	362,434
Adjustment for prior period					(10,000)		(10,000)
Loss period ending 9/30/2012		-		-	-	(24,906)	(24,906)
Balance at 9/30/2012		35,500,000		355,000	340,328	(367,800)	327,528
Loss period ending 9/30/2013		-		-	-	(35,256)	(35,256)
Balance at 9/30/2013		35,500,000		355,000	340,328	(403,056)	292,272

See Accompanying Notes

RX Healthcare Systems, Ltd.
STATEMENTS OF CASH FLOWS
As Of September 30, 2013 and 2012

	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (35,256)	$ (24,907)
Adjustments to reconcile net loss to net cash provided (used) by operations:		
(Increase) decrease in assets:		
Increase (decrease) in liabilities:		
Accrued Interest	24,981.00	22,625.00
Net cash provided (used) by operating activities	(10,275)	(2,282)
CASH FLOWS FROM INVESTING ACTIVITIES		
Intangible Assets	(1,000,000)	-
Net cash provided by investing Activities	(1,000,000)	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Note Payable	1,000,000	1,500
Note Payable - Convertible	-	10,000
Net cash provided by Financing Activities	1,000,000	11,500
NET INCREASE (DECREASE) IN CASH	(10,275)	9,218
CASH, beginning of year	10,325	1,106
CASH, end of Period	$ 50	$ 10,324
None Cash Transactions:		
License	1,000,000	
Loan Payable	(1,000,000)	
Accrued Interest	24,981	22,625

See Accompanying Notes

RX HEALTHCARE SYSTEMS, LTD.

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION (March 29, 2006) TO September 30, 2013

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RX HEALTHCARE SYSTEMS, LTD., a Colorado corporation, incorporated in March 2006, but commenced business in January 2007 as a developer, manufacturer and distributor of healthcare products and systems.

Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

Machinery & Equipment	3 years
Software	3 years

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Organization Costs

Organization Costs are carried at the amount charged and are amortized over 5 years.

Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for the periods indicated. All adjustments are of a normal and recurring nature.

NOTE 1: History of Company

The Company was incorporated on March 29, 2006, and commenced operations on January 16, 2007. Between January 2007 and September 2009, the Company in conjunction with Tensleep Technologies, Inc., an affiliate of the Company, were commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition in fee and interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for a period of five years, for which Holdings will pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC is unable to raise $2,000,000 to be invested in Holdings. EPIC, in October 2009, assigned the Consulting Agreement to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of the holding company being formed by EPIC for Holdings. EPIC had until September 30, 2010, to raise the capital; at which time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 investment provided in the Consulting Agreement, and to raise the $2,000,000 purchase price for the interest in Master.

In July 2010, EPIC was presented an opportunity to import and sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which was receive in November 2010. It was determined that the cost of importing the product was to high and it would be necessary to find a US provider of the fabric, but none was found.

In 2011, a major textile mill started to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run. EPIC and the Company through 2012 and 2013, made several healthcare products distribute them to potential users of from many of the users obtained testimonials. During this time EPIC was also conducting product and market research.

NOTE 2: CAPITAL TRANSACTIONS

The Company was incorporated by R Tucker & Associates, Inc., and January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock which was paid $10,000 in cash. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company, pursuant to a qualified Reg. A Offering, in August 2007 issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of the License Fee of $130,000 (See Note 4); 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs relating to the Reg. A Offering in the amount of $50,000; 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash.
The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

NOTE 3: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS

The Company has established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 1,000,000 shares of common stock for such a plan. There are currently no options issued and outstanding.

The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has reserved 1,000,000 shares of common stock for this plan. There are currently no options issued and outstanding.

NOTE 4: LICENSE AGREEMENTS

The Company in April 2007 entered into a license agreement with Tensleep Corporation, an affiliate of the Company, for the non-exclusive right to use its intellectual property for wireless radio receivers and transmitters, timers and control devices in the integration of remote controlled automatic spraying systems that will be used to spray disinfectants, insecticides, and deodorizers indoors and outdoors, and to, but not limited to, sanitize an area or provide for insect abatement. The License agreement provides for the Company to pay a License Fee of $130,000 which is not due until December 31, 2007. In August 2007 the License Fee was cancelled in exchange for the 520,000 investment units. The license fee was determined arbitrarily based on research and development costs of the intellectual property licensed and the cost for the commercialization of the automatic remote controlled sprayer. Then in September 2009 the company wrote off the $130,000 license fee.

NOTE 6: INVESTMENTS

The Company in September 2009 received investments in 438,010 shares of Tensleep Financial Corporation common stock valued at $334,550 from EPIC Corporation in exchange for 5,100,000 shares of the Company's common stock.

NOTE 7: Marketing Plan

The Company and EPIC Corporation since January 2011 have focused on the development of the fabric (the "EPIC Spacer Fabric") from which several products are and will be made. The specialty textile mill that reversed engineered the fabric has developed the process to produce this unique fabric on a proprietary basis. EPIC has engaged a contract short run sewer to do the sewing and provide storage for the fabric and the finished products, as well as act as the fulfillment center.

EPIC and the Company, since receiving the 100 sleep pads from Asia and the first production run, have been providing samples to many individuals and healthcare institutions which have reported some amazing results.

EPIC and the Company since December 2011, have developed a marketing plan to sell the sleep pad and other products to consumers through direct marketing in television and radio advertising, etc., including an internet store; and a program to reach healthcare facilities with the support surface to prevent pressure sores. However, the EPIC lacked the funds to pursue this type of marketing plan.

EPIC and the Company in October 2012, changed the marketing plan. The plan is to pursue manufacturers and distributors of pressure, air, gel and foam mattresses and overlay support surfaces which sell to healthcare institutions, and to pursue manufactures and distributors of consumer mattresses.

The Company in October 2013 entered into an exclusive license to market, sale, and distributed the AcuFAB products in North American..

RX HEALTH CARE SYSTEMS, LTD.

FINANCIAL STATEMENTS

For Nine Months Ending

June 30, 2014 and 2013

(From inception March 29, 2006)

RX Healthcare Systems, Ltd.
BALANCE SHEETS
As Of
June 30, 2013 and 2014

ASSETS

	2014	2013
CURRENT ASSETS		
Cash	$ 40	$ 8,273
Inventory	2,020	-
Total Current Assets	2,060	8,273
OTHER ASSETS		
Investments	621,328	621,328
License	1,000,000	-
Total Other Assets	1,621,328	621,328
TOTAL ASSETS	$ 1,623,388	$ 629,601

LIABILITIES AND STOCKHOLDERS EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts Payable	$ 0	$ 0
Accrued Interest	163,357	110,250
Loans Payable	1,500	11,500
Total Current Liabilities	164,857	121,750
LONG TERM LIABILITIES		
Loans Payable – Convertible Notes (Note __)	1,210,000	200,000
TOTAL LIABILITIES	1,374,857	321,750
SHAREHOLDERS EQUITY		
Preferred Stock, no stated value 10,000,000 shares authorized, 4,900,000 shares issued and outstanding	-	-
Common Stock, $0.01 stated value, 150,000,000 shares Authorized, 12,797,368 and 5,297,368 shares issued outstanding as of June 30, 2014 and 2013	355,000	355,000
Additional Paid In Capital	340,328	340,328
Accumulated Deficit	(403,057)	(367,801)
Net Income (Loss)	(43,740)	(19,676)
TOTAL SHAREHOLDERS EQUITY	248,531	307,851
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,623,388	$ 629,601

RX Healthcare Systems, Ltd.

STATEMENTS OF OPERATIONS
For the 9 months Ending
June 30, 2014 and 2013

	2014	2013	From Inception
REVENUES			
Product Sales	$ 20,985	$ 8,295	$ 71,179
Other	-	-	1,250
Total Revenue	20,985	8,295	72,429
COST OF GOODS SOLD			
Cost of Products	8,439	4,011.50	36,250
Freight Out	-	-	-
Total Cost of Goods Sold	8,439	4,011.50	36,250
GROSS PROFIT	12,546	4,283.24	36,179
EXPENSES			
Advertising	10,527	3,282	38,179
Automobile	-	-	229
Consulting Services	-	-	69,000
Insurance	-	747	1,249
Miscellaneous	10	407	2,809
Organization	-	-	50,000
Outside Services	-	1,898	2,648
Professional Fees	-	-	2,525
Total Expenses	10,537	6,334	166,638
TOTAL OPERATING PROFIT (LOSS)	2,010	(2,051)	(130,459)
OTHER INCOME/(EXPENSES)			
Other Income	-	-	(130,000)
Interest Expense - Loan	(750)	(2,625)	
Interest Expense - Converitble Note	(45,000)	(15,000.00)	(185,989)
Total Other Income/Expenses	(45,750)	(17,625)	(315,989)
NET PROFIT/LOSS	$ (43,740)	$ (19,676)	$ (446,449)

See Accompanying Notes

RX HEALTHCARE SYSTEMS LTD.

STATEMENT OF STOCKHOLDERS EQUITY
From September 30, 2008 to
09/30/12

	Date	Number of Common Shares	Consideration	Common stock	Paid-in capital	Accumulated Profit (Deficit)	Total
Balance at October 1, 2006		$ -		$ -	$ -	$ -	$ -
Section 4(2) Private Placement	Jan 16, 2007	1,000,000	Cash	10,000	-	-	10,000
Qualified Shares Reg A	Aug 5, 2007	520,000	Non-Cash	5,200	124,800	-	130,000
Qualified Shares Reg A	Aug 5, 2007	200,000	Non-Cash	2,000	48,000	-	50,000
Qualified Shares Reg A	Sep 20, 2007	280.000	Cash	2,800	67,200	-	70,000
Section 4(2) Private Placement	Sep 20, 2007	1,000,000	Non-Cash	10,000	14,000	-	24,000
Share redeemed by Corp	Sep 30, 2009	-1,000,000	Non-Cash	-10,000	(190,000)	-	-200,000
Section 4(2) Private Placement	Sep 30, 2009	5,100,000	Non-Cash	51,000	283,550	-	334,550
Section 4(2) Private Placement	Sep 30, 2009		Non-Cash	-	286778	-	286,778
No sale 4:1 Stock Dividend	Oct 1, 2010	28,400,000	Non-Cash	284,000	(284,000)	-	-
Loss from inception 9/30/2011		-		-	-	(342,894)	(342,894)
Balance at 9/30/2011		35,500,000		355,000	350,328	(342,894)	362,434
Adjustment for prior period					(10,000)		(10,000)
Loss period ending 9/30/2012		-		-	-	(24,906)	(24,906)
Balance at 9/30/2012		35,500,000		355,000	340,328	(367,800)	327,528
Loss period ending 9/30/2013		-		-	-	(35,256)	(35,256)
Balance at 9/30/2013		35,500,000		355,000	340,328	(403,056)	292,272
Loss period ending 6/30/2014		-		-	-	(43,740)	(43,740)
Balance at 6/30/2014		35,500,000		$355,000	$340,328	$ (446,796)	$248,532

See Accompanying Notes

RX Healthcare Systems, Ltd.
STATEMENTS OF CASH FLOWS
From June 30, 2014 and 2013

	2014	2013
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (43,740)	$ (16,394)
Adjustments to reconcile net loss to net cash provided (used) by operations:		
(Increase) decrease in assets:		
Inventory	(2,020)	-
Increase (decrease) in liabilities:		
Accrued Interest	45,750	17,625
Net cash provided (used) by operating activities	(10)	1,231
NET INCREASE (DECREASE) IN CASH	(10)	1,231
CASH, beginning of year	50	10,324
CASH, end of Period	$ 40	$ 11,555

See Accompanying Notes

RX HEALTHCARE SYSTEMS, LTD.

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION (March 29, 2006) TO June 30, 2014

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RX HEALTHCARE SYSTEMS, LTD., a Colorado corporation, incorporated in March 2006, but commenced business in January 2007 as a developer, manufacturer and distributor of healthcare products and systems.

Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

Machinery & Equipment	3 years
Software	3 years

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Organization Costs

Organization Costs are carried at the amount charged and are amortized over 5 years.

Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for the periods indicated. All adjustments are of a normal and recurring nature.

NOTE 1: History of Company

The Company was incorporated on March 29, 2006, and commenced operations on January 16, 2007. Between January 2007 and September 2009, the Company in conjunction with Tensleep Technologies, Inc., an affiliate of the Company, were commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition in fee and interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for a period of five years, for which Holdings will pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC is unable to raise $2,000,000 to be invested in Holdings. EPIC, in October 2009, assigned the Consulting Agreement to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of the holding company being formed by EPIC for Holdings. EPIC had until September 30, 2010, to raise the capital; at which time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 investment provided in the Consulting Agreement, and to raise the $2,000,000 purchase price for the interest in Master.

In July 2010, EPIC was presented an opportunity to import and sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which was receive in November 2010. It was determined that the cost of importing the product was to high and it would be necessary to find a US provider of the fabric, but none was found.

In 2011, a major textile mill started to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run. EPIC and the Company through 2012 and 2013, made several healthcare products distribute them to potential users of from many of the users obtained testimonials. During this time EPIC was also conducting product and market research.

NOTE 2: CAPITAL TRANSACTIONS

The Company was incorporated by R Tucker & Associates, Inc., and January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock which was paid $10,000 in cash. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company, pursuant to a qualified Reg. A Offering, in August 2007 issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of the License Fee of $130,000 (See Note 4); 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs relating to the Reg. A Offering in the amount of $50,000; 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash.
The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

NOTE 3: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS

The Company has established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 1,000,000 shares of common stock for such a plan. There are currently no options issued and outstanding.

The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has reserved 1,000,000 shares of common stock for this plan. There are currently no options issued and outstanding.

NOTE 4: LICENSE AGREEMENTS

The Company in April 2007 entered into a license agreement with Tensleep Corporation, an affiliate of the Company, for the non-exclusive right to use its intellectual property for wireless radio receivers and transmitters, timers and control devices in the integration of remote controlled automatic spraying systems that will be used to spray disinfectants, insecticides, and deodorizers indoors and outdoors, and to, but not limited to, sanitize an area or provide for insect abatement. The License agreement provides for the Company to pay a License Fee of $130,000 which is not due until December 31, 2007. In August 2007 the License Fee was cancelled in exchange for the 520,000 investment units. The license fee was determined arbitrarily based on research and development costs of the intellectual property licensed and the cost for the commercialization of the automatic remote controlled sprayer. Then in September 2009 the company wrote off the $130,000 license fee.

NOTE 6: INVESTMENTS

The Company in September 2009 received investments in 438,010 shares of Tensleep Financial Corporation common stock valued at $334,550 from EPIC Corporation in exchange for 5,100,000 shares of the Company's common stock.

NOTE 7: Marketing Plan

The Company and EPIC Corporation since January 2011 have focused on the development of the fabric (the "EPIC Spacer Fabric") from which several products are and will be made. The specialty textile mill that reversed engineered the fabric has developed the process to produce this unique fabric on a proprietary basis. EPIC has engaged a contract short run sewer to do the sewing and provide storage for the fabric and the finished products, as well as act as the fulfillment center.

EPIC and the Company, since receiving the 100 sleep pads from Asia and the first production run, have been providing samples to many individuals and healthcare institutions which have reported some amazing results.

EPIC and the Company since December 2011, have developed a marketing plan to sell the sleep pad and other products to consumers through direct marketing in television and radio advertising, etc., including an internet store; and a program to reach healthcare facilities with the support surface to prevent pressure sores. However, the EPIC lacked the funds to pursue this type of marketing plan.

EPIC and the Company in October 2012, changed the marketing plan. The plan is to pursue manufacturers and distributors of pressure, air, gel and foam mattresses and overlay support surfaces which sell to healthcare institutions, and to pursue manufactures and distributors of consumer mattresses.

The Company in October 2013 entered into an exclusive license to market, sale, and distributed the AcuFAB products in North American..

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____

First Name M.I. Last Name Soc. Sec. Number

____

First Name M.I. Last Name Soc. Sec. Number

____ If held for a beneficiary, please indicate state of residence of the beneficiary.

Street Address

____

City State Zip Code

Make check payable to: **EPIC Medicor Corporation**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $.25 per Unit = $___________.

Mail Check and Subscription to: EPIC Medicor Corporation
1623 Tradewinds Lane
Newport Beach, CA 92660

Dealer Information:

Name of firm: ______________________________

Name of Representative: ______________________________

Address: ______________________________

Telephone: (___) ____________________

Company use only

Number of Shares to be issued ________ Shares rejected ___________

Authorized Signature ______________________________

This Copy for Subscriber

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____

First Name M.I. Last Name Soc. Sec. Number

____

First Name M.I. Last Name Soc. Sec. Number

____ If held for a beneficiary, please indicate state of residence of the beneficiary.

Street Address

____

City State Zip Code

Make check payable to: **EPIC Medicor Corporation**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) ____ @ $.25 per Unit = $__________.

Mail Check and Subscription to: EPIC Medicor Corporation
1623 Tradewinds Lane
Newport Beach, CA 92660

Dealer Information:

Name of firm: ____________________________________

Name of Representative: ____________________________________

Address: ____________________________________

Telephone: (___) ________________

Company use only

Number of Shares to be issued ________ Shares rejected __________

Authorized Signature __________________________

This Copy for Company

Until ______________________________, 2014 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver an Offering Circular. This is in addition to the obligation of dealers to deliver a Offering Circular when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS
PAGE

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Offering Circular does not constitute an offer to sell or solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or the information contained herein is correct as of any time subsequent to its date.

RX HEALTHCARE SYSTEMS, LTD.

$500,000

20,000 Investment Units

100 Units Minimum Purchase

OFFERING CIRCULAR

__________, 2014

PART III

EXHIBITS

ITEM 1. **Index to Exhibits.**

(1)	Underwriting Agreement	Not Applicable
(2)	Charter and By-laws	
	(a) Articles of Incorporation**	Page
	(b) Bylaws**	Page
(3)	Instruments Defining the Rights of Security-Holders.	Not Applicable
(4)	Subscription Agreement**	Page
(5)	Voting Trust Agreement	Not Applicable
(6)	Material Contracts	Not Applicable
	(a) Licenae Agreement**	Page
	(b) Warrant Agreement for Series A Warrants**	Page
	(c) Warrant Agreement for Series B Warrants**	Page
	(d) Warrant Agreement for Series C Warrants**	Page
	(e) Warrant Agreement for Series D Warrants**	Page
	(f) Stock Option Plans *	Page
(7)	Material Foreign Patents	Not Applicable
(8)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.	Not Applicable
(9)	Escrow Agreements	Not Applicable
(10)	Consent	
	(a) Experts	Not Applicable
	(b) Underwriters	Not Applicable
(11)	Opinion re Legality**	Page
(12)	Sales Material	Not Applicable
(13)	"Test the Water" Material	Not Applicable
(14)	Appointment of Agent For Service of Process	Not Applicable
(15)	Additional Exhibits	Not Applicable

- Exhibits were included and filed with original qualification in 2007.

** Exhibits were included and filed with original application September 3, 2014.

ITEM 2. **Description of Exhibits**

(2) Charter and By-Laws

(a) Articles of Incorporation filed October 23, 2006, in State of Colorado – Original,
Amendment to Articles filed January 15, 2007, to modify and add provisions to Articles
Amendment to Articles filed October 22 2008, changed name to RX Corporation
Amendment to Articles filed May 9, 2009, changed name to Bioenergy Corp.
Amendment to Articles filed June 16, 2009, change name back to RX Healthcare Systems, Ltd.
Amendment to Articles filed September 22, 2013, Established Series A 5% Convertible Preferred Stock

(b) Bylaws of RX Healthcare Systems, Ltd.

(4) Subscription Agreement to be used in the purchase of Investment Units of the Issuer.

(6) Material Contracts consist of the following:

(a) License Agreement dated September 22, 2013, giving rights to AcuFAB and it products in USA
(b) Warrant Agreement for Series A Warrants to be issued per Offering Circular
(c) Warrant Agreement for Series B Warrants to be issued per Offering Circular
(d) Warrant Agreement for Series C Warrants to be issued per Offering Circular
(e) Warrant Agreement for Series D Warrants to be issued per Offering Circular
(f) Stock Option Plans , Qualified and Non-Qualified approved by the Board of Directors of the Company.

(11) Opinion re Legality – Anthony F. Wiezorek, ESQ dated August 25, 2014

UNDERTAKING

The Company hereby undertakes, until this Offering is closed, to promptly file a post effective amendment in order to provide full disclosure upon subsequent material event or events with the Company, as required under the Rules and Regulations promulgated under the Securities Act of 1933, as amended and which may included but not be limited to RX Healthcare Systems, Ltd., filing for protection under the laws of bankruptcy.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, it the City of Newport Beach, State of California, on September 11, 2014.

RX Healthcare Systems, Ltd.

BY ______________________________
Ronald S. Tucker, Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Ronald S. Tucker	Director, President, Chief Executive Officer, Chief Financial Officer	September 11, 2014
Leticia I. Tucker	Director, Secretary/Treasurer	September 11, 2014